

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 27, 2017

Via Email
Chris Johnston
Principal Financial Officer
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

      Re: **Enbridge Energy Partners, L.P.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 17, 2017
               File No. 1-10934

Dear Mr. Johnston:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/H. Roger Schwall

                                  H. Roger Schwall
                                  Assistant Director
                                  Office of Natural Resources